Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31, 2009	Year Ended December 31,
		2008	2007	2006	2005	2004
Earnings:
Net income (loss) attributable to the Company	(61,475)	84,883	257,832	176,401	103,672	64,242
(Benefit) provision for income taxes	(10,846)	28,743	87,595	63,825	36,236	21,873
Equity in losses (earnings) from real estate ventures	32,022	5,462	(12,216)	(9,221)	(12,156)	(17,447)
Operating distributions from real estate ventures	—	1,064	11,560	17,501	10,427	11,234
Fixed charges	22,295	68,908	47,103	40,104	24,318	29,737

Total Earnings	(18,004)	189,060	391,874	288,610	162,497	109,639

Fixed Charges:
Interest expense	12,939	31,933	17,783	16,374	4,358	9,907
Applicable portion of rent expense	9,356	36,975	29,320	23,730	19,960	19,830

Total Fixed Charges	22,295	68,908	47,103	40,104	24,318	29,737

RATIO OF EARNINGS TO FIXED CHARGES	(0.81)	2.74	8.32	7.20	6.68	3.69

The Company previously disclosed in Item 6 and Exhibit 12.1 of its Annual Report on Form 10-K for the year ended December 31, 2008 ratios of earnings to fixed charges of 2.65, 8.33, 6.99, 6.75 and 3.90 for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, respectively. Calculations in those years did not include adjustments for activity relative to the Company’s equity investees, i.e., real estate ventures. The significant difference between losses (earnings) from real estate ventures and operating distributions which was present in the three months ended March 31, 2009 but not in prior periods precipitated the inclusion of those components of the earnings calculation in the 2009 period, and in turn in all periods for comparative purposes.

Earnings for the three months ended March 31, 2009 were inadequate to cover fixed charges by $40.3 million.